DUOS TECHNOLOGIES GROUP, INC.

6622 SOUTHPOINT DRIVE S., SUITE 310

JACKSONVILLE, FLORIDA 32216

February 1, 2017

Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duos Technologies Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2017
File No. 000-55497

Dear Ms. Apenteng:

By letter dated January 27, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Duos Technologies Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on January 20, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.

We note that you filed a registration statement on Form S-1 (File No. 333-215652) on January 20, 2017, which contemplates an offering of common stock and warrants. Please revise your preliminary proxy statement to disclose this proposed public offering and discuss whether the public offering is contingent on the reverse stock split.

Response: We have revised our preliminary proxy statement to disclose the proposed public offering of common stock and warrants. Additionally, we have discussed that the public offering is contingent on the reverse stock split.

Proposal. Amendment to Approve a Reverse Stock Split

Purpose of the Reverse Stock Split, page 5

2.

You state that JMJ has the right, at any time, to convert all or part of the outstanding and unpaid principal into shares of common stock. Please disclose the conversion mechanism under the promissory note. Consider including a table to illustrate the number of shares of common stock that may be issued based on the amount that is currently outstanding and varying market prices.

Response: On page 6 of the preliminary proxy statement we disclose that upon an event of default, JMJ has the right, at any time, at its election, to convert all or part of the outstanding and unpaid principal sum (and any other fees) into shares of fully paid and non-assessable shares of common stock. We have revised our disclosure to clarify that JMJ has the aforementioned right to convert solely upon an event of default, disclosed the default section under the promissory note, and attached such promissory note as Appendix B to the preliminary proxy statement. Additionally, we have revised this section to disclose the terms of the conversion mechanism under the promissory note.

Effects of the Reverse Stock Split, page 6

3.

Please expand the table on page 7 to disclose the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, both before and after the reverse stock split. Include a discussion of the shares reserved for issuance, specifically the shares reserved for issuance in the public offering, the shares issuable under the promissory note, as well as the shares reserved for JMJ Financial pursuant to Section 3.2 of the Securities Purchase Agreement, dated December 20, 2016. You should also include any shares reserved pursuant to options, warrants and other contractual commitments.

Response: We have expanded the table on page 7 to disclose the number of shares of common stock currently authorized, issued and outstanding, and authorized but unissued, both before and after the reserve stock split. We have also revised this section to disclose in detail the shares of the Company which are currently reserved for issuance by including a discussion of the shares in the public offering, the shares issuable under the promissory note with JMJ Financial, as well as the shares reserved for JMJ Financial pursuant to Section 3.2 of the Securities Purchase Agreement, dated December 20, 2016. We have also disclosed that there are no shares reserved pursuant to options, warrants and any other contractual commitments.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Gianna Arcaini

Chief Executive Officer

Duos Technologies Group, Inc.

6622 Southpoint Drive S. Suite 310

Jacksonville, Florida 32216